

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 12, 2017

Via E-mail
Alex B. Rozek and Adam K. Peterson
Co-Chief Executive Officers
Boston Omaha Corporation
292 Newbury Street, Suite 333
Boston, Massachusetts 02115

>   **Re: Boston Omaha Corporation**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed June 5, 2017**
>   **File No. 333-216040**

Dear Messrs. Rozek and Peterson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 17, 2017 letter.

Cover Page of Prospectus

1.   We note your disclosure that on February 10, 2017, the most recent trade for your Class A common stock was $19.25 per share. Please update this section. We also note that you expect the public offering price to be between $12 and $14. Please advise how you determined the share price should be lower than the most recent public trade price.

Business, page 58

2.   We note your response to comment 11 of our letter dated March 13, 2017. Please tell us whether you track same-board performance across your display types. If you do, please expand your disclosure in the business or MD&A section to discuss period-to-period changes in same-board performance, including disclosure on how you determine same-board.

Our Opportunity, page 64

3.   We note your response to comment 4. We note your disclosure that that these results exclude depreciation and amortization expenses as well as general and administrative expenses. Please revise to explain why you believe the exclusion of these expenses results in information that is useful to investors in understanding the potential operating income potential for billboard companies operating at scale, and the potential economic opportunity as it relates to the surety insurance business.

Shares Eligible for Future Sale, page 91

4.   We note your disclosure on page 91 that 1% of the number of shares of your Class A stock then outstanding will be approximately 1,134,181 immediately after the completion of this offering. Please advise how you calculated this number.

Exhibits

5.   Please file the McLaughlin employment agreement referenced on page 78 in accordance with Item 601(b)(10) of Regulation S-K, or tell us why you do not believe you are required to file this agreement as an exhibit.

Form 10-K for the fiscal year ended December 31, 2016 filed February 23, 2017

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 45

6.   We note your disclosure that you believe there are material weaknesses in your disclosure controls and procedures. Please tell us, and revise your disclosure in future filings to state in clear language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. Please note this comment also applies to your Form 10-Q as of March 31, 2017.

Management's Annual Report on Internal Control over Financial Reporting, page 45

7.   We note that management evaluated your internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Please tell us and revise your disclosure in future filings to disclose whether you applied the 1992 or 2013 COSO framework in your assessment. Reference is made to Item 308(a)(2) of Regulation S-K.

8.   We note your disclosure that your management believes that your internal controls over financial reporting may not be effective. Please tell us, and revise your disclosure in future filings to state in clear language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your internal controls over financial reporting.

You may contact Jorge Bonilla at (202)551-3414 or Kristi Marrone at (202)551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Neil H. Aronson, Esq. (*via e-mail*)